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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
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SEC FILE NUMBER

8-34626

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 _____ AND ENDING 12/31/19 _____

                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPS Distributors, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

1290 Broadway, Suite 1100

(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Parsons, (303) 623-2577

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ALPS Distributors, Inc.

Statement of Financial Condition

December 31, 2019

OATH OR AFFIRMATION

I, Bradley Swenson _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ALPS Distributors, Inc. _____ , as
of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President, COO, CFO, FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPS Distributors, Inc.
Table of Contents
December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of ALPS Distributor, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of ALPS Distributors, Inc. (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2020

We have served as the Company's auditor since 2012.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

ALPS Distributors, Inc.
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	5,521,080
Accounts receivable, net of allowance of $12,151		1,398,186
Receivable from DST		6,113,830
Income tax receivable		1,355
Prepaid expenses, deposits and other assets		257,258
Total assets	$	13,291,709

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	157,743
Payable to financial intermediaries		2,830,305
Deferred tax liabilities, net		79,292
Total liabilities		3,067,340

Stockholder's Equity

Common stock, $0 par, 100,000 shares authorized, 1,000 shares issued and outstanding		-
Paid-in capital		2,560,207
Retained earnings		7,664,162
Total stockholder's equity		10,224,369
Total liabilities and stockholder's equity	$	13,291,709

The accompanying notes are an integral part of this financial statement.

1. **Description of Business and Basis for Presentation**

    ALPS Distributors, Inc. ("we", "our", "us", the "Company" or "ADI") is a wholly-owned subsidiary of ALPS Holdings, Inc. ("AHI"). AHI is a wholly-owned subsidiary of DST Systems, Inc. ("DST"), which is a wholly-owned subsidiary of SS&C Technologies Holdings, Inc. ("SS&C"). ADI is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

    We perform various services for our clients including: supervising and maintaining licenses of clients' staff, review and approval of marketing materials, acting as legal underwriter/distributor of mutual fund and similar products, facilitating 12b-1 plans, execution of broker/dealer selling agreements, performing due diligence on financial intermediaries, acting as agent for private placement securities, and administering the firm and regulatory element for registered representatives.

    We operate under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, we claim exemption from the remaining provisions of that Rule.

2. **Summary of Significant Accounting Policies**

    Use of estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash
    Cash represents cash held at financial institutions. Cash accounts are in FDIC insured accounts that are insured up to $250,000. The Company's cash balances are greater than the insured amount.

    Accounts receivable
    Accounts receivable are stated at the amount billed to fund clients. We provide an allowance for bad debt, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables may be written off based on specific circumstances of the fund clients. Accounts receivable, net resulting from contracts with customers were $1,398,186 at December 31, 2019.

    Payable to financial intermediaries
    Payable to financial intermediaries represent pass-through fees received by the Company from customers but have not yet been remitted to the respective financial intermediaries.

    Income taxes
    ADI is included within the consolidated federal income tax return of SS&C. We compute income tax expense and income taxes payable to SS&C under an intercompany tax allocation policy which approximates the separate return method. The tax sharing policy provides for compensation for tax benefits of losses and credits to the extent utilized by other members in the consolidated tax return. Deferred income tax effects of transactions reported in different periods for financial reporting purposes are recorded under the liability method. This method gives consideration to the future tax consequences of deferred income or expense items and immediately recognizes changes in income tax laws upon enactment. We recognize interest and penalties accrued related to unrecognized tax benefits, if any, in income tax expense.

From time to time, we may enter into transactions for which the tax treatment under the Internal Revenue Code or applicable state tax laws is uncertain. In these instances, we provide federal and/or state income taxes on such transactions, together with related interest, net of income tax benefit, and any applicable penalties.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine fair value according to a three-level hierarchy. Such inputs are defined broadly as follows:

Level 1 - Unadjusted quoted prices in active markets for identical instruments that the reporting entity has the ability to access at the measurement date.

Level 2 - Prices or valuations based on other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the instruments.

Level 3 - Prices or valuations based on significant unobservable inputs (including the entity's own assumptions in determining fair value) for the instruments.

The Company had no assets or liabilities measured on a recurring basis during the year or at December 31, 2019 which were deemed Level 1, Level 2 or Level 3.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate fair value.

Subsequent events

The Company has performed an evaluation of subsequent events through February 28, 2020, which is the date the financial statements were available to be issued. No subsequent events were identified which would require recognition or disclosure.

3. **Income Taxes**

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is generally the result of changes in the assets or liabilities for deferred taxes. The net deferred tax liability of $79,292 at December 31, 2019 is comprised of deferred tax liabilities of $98,857 and deferred tax assets of $19,565. The net deferred tax liability at December 31, 2019 relates primarily to the difference in the timing of recognition of prepaid expenses, bad debt, and accrued expenses for book and tax purposes.

Various state and local income tax returns of the SS&C consolidated group are under examination by taxing authorities. We do not believe that the outcome of any examination will have a material impact on our financial statements.

4. **Related Party Transactions**

ADI and ALPS Fund Services, Inc. ("AFS"), have entered into an expense allocation agreement, which calls for AFS to pay various overhead and operating expenses of ADI which were allocated by AHI and subsidiaries and ADI agrees to reimburse DST for such costs paid on its behalf, including amounts paid to AFS. ADI records expenses in amounts determined according to a systematic allocation, applied on a consistent basis in accordance with the expense allocation agreement. For the year ended December 31,

2019, the allocation was determined based on our percentage of revenue to the total consolidated revenue of AHI and subsidiaries. No amounts were payable at December 31, 2019.

The Company has a Cash Management and Credit Agreement with DST whereby certain cash collections and payments are made by DST on behalf of the Company. At December 31, 2019, we had a receivable from DST of $6,113,830 which represents a net balance as the result of cash received from revenue and cash paid for expenses by DST. These amounts are settled periodically throughout the year.

5. **Significant Estimates and Concentrations**

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Credit risk
Cash balances which exceed Federal Deposit Insurance Corporation insurance coverage limits subject us to a concentration of credit risk.

Current economic conditions
Economic and financial market conditions could adversely affect the results of operations in future periods. Instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on our future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact our ability to maintain sufficient liquidity.

Other contingencies
We are involved in other legal and regulatory proceedings arising in the normal course of our business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on our financial condition, results of operations and cash flow.

Indemnifications
In the normal course of business, we enter into contracts that contain a variety of representations and warranties which provide general indemnifications. Our maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

6. **Net Capital Requirements**

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. We have elected the alternative net capital method. This method establishes a minimum net capital requirement of the greater of $250,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. At December 31, 2019, we had net capital of $2,453,740, which was $2,203,740 in excess of our required net capital of $250,000.



Report of Independent Accountants

To the Management of ALPS Distributors, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by ALPS Distributors, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2019, solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: compared item 2B in the amount of $2,990 to copy of check number 00292201 dated July 15, 2019 provided by Eric Parsons, Vice President and Corporate Controller, and compared item 2G in the amount of $2,829 to copy of check number 00293147 dated February 18, 2020 provided by Eric Parsons, Vice President and Corporate Controller, noting no differences.

2. Compared the Total Revenue amount of $10,465,062 reported on 4 of the audited Form X-17A-5 for the year ended December 31, 2019 to the Total revenue amount of $10,465,062 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(1), "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security related futures products" of $6,585,618 to "2019 12 ADI SIPC" supporting schedule provided by Eric Parsons, Vice President and Corporate Controller, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e $3,879,444 and $5,819, respectively of the Form SIPC-7, noting no differences.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us



b. Recalculated the mathematical accuracy of the supporting deduction calculation of "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security related futures products" referenced above in 3a, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Management of the Company and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2020

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034626 FINRA
ALPS DISTRIBUTORS INC
ATTN COMPLIANCE OFFICER
PO BOX 328
DENVER CO 80201-0328

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Eric Parsons, (720) 917-0727

WORKING COPY

2. A. General Assessment (item 2e from page 2) $5,819

   B. Less payment made with SIPC-6 filed (**exclude interest**) (2,990)
   July 22, 2019
   _____Date Paid_____

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 2,829

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0

   F. Total assessment balance and interest due (or overpayment carried forward) $2,829

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐ $2,829
   Total (must be same as F above)

   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALPS Distributors, Inc.
(Name of Corporation, Partnership or other organization)

Eric Parsons
(Authorized Signature)

Dated the 10 day of February , 20 20 .

VP and Corporate Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)
$ 10,465,062

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.
6,585,618

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions
6,585,618

2d. SIPC Net Operating Revenues
$ 3,879,444

2e. General Assessment @ .0015
$ 5,819

(to page 1, line 2.A.)

2